SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1

                                 Amendment No. 2

      Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities
                                  Exchange Act)

                                  SCHEDULE 13D

                                 Amendment No. 1

                               Concord Fabric Inc.
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                            (Name of Subject Company)

                              Concord Merger Corp.
                                 Alvin Weinstein
                                 Joan Weinstein
                                 David Weinstein
                                 Peter Weinstein
                               Jonathan Weinstein
                                   Earl Kramer
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                                    (Bidder)

                      Class A Common Stock, $.50 par value
                      Class B Common Stock, $.50 par value
                         (Title of Class of Securities)

                         Class A Common Stock: 206219206
                         Class B Common Stock: 206219305
      -------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Peter A. Eisenberg, Esq.
                                 Bryan Cave LLP
                                 245 Park Avenue
                               New York, NY 10167
                                 (212) 692-1800
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                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                       Communication on Behalf of Bidder)

                            Calculation of Filing Fee

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            10,495,146.38 1/                         $2099.03
              Transaction                      Amount of Filing Fee
              Valuation 2/
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|_|   Check box if any part offer is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $2,099.03            Filing party: Concord  Merger Corp.

Form or registration no.: 14D-1              Date filed: August 5, 1999


1/ The Company has 3,614,215 shares outstanding. 2,281,498 shares are owned by the bidder. Therefore, the fee is based on 1,332,717 multiplied by the merger price of $7.875 per share.

2/ Concord Merger Corp. is amending its Schedule 13D filed on August 4, 1999, by the submission of this Schedule 14D-1.

CUSIP No. 206219206             SCHEDULE 14D-1                 Page   of   Pages
          206219305
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Concord Merger Corp.
      Alvin Weinstein
      Joan Weinstein
      David Weinstein
      Peter Weinstein
      Jonathan Weinstein
      Earl Kramer

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*
      BK, SC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,039,849 shares of Class A Common Stock owned by Concord Merger Corp. 1,409,446 shares of Class B Common Stock owned by Concord Merger Corp..
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8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES*                                                  |_|   |_|

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9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      94% of Class A Common Stock
      97% of Class B Common Stock
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10    TYPE OF REPORTING PERSON*

      HC
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                                       3

            This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Concord Merger Corp., a Delaware corporation ("Purchaser") whose Shareholders are Alvin Weinstein, Joan Weinstein, David Weinstein, Peter Weinstein, Jonathan Weinstein and Earl Kramer (the "Continuing Shareholders"), to purchase all outstanding shares (the "Shares") of Class A Common Stock, par value $.50 per share, and Class B Common Stock, par value $.50 per share, not already owned by it, of Concord Fabrics Inc., a Delaware corporation (the "Company"), at a price of $7.875 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated August 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal and Purchaser's Supplement to Offer to Purchaser, dated August 31, 1999 (which together constitute the "Offer").

            This is also amendment No. 2 to the Schedule 13D of Concord Merger Corp.

            Schedule 13D          Item 4. Purpose of the Transaction
            Schedule 14D-1        Item 5. Purpose of the Tender Offer and Plans
                                          of the Bidder

            The foregoing items are supplemented as follows:

            The Offer expired at 12:00 midnight, New York City time, on September 10, 1999. On September 14, 1999, Purchaser accepted for payment at the Offer Price all of the 871,150 shares of Class A Common Stock and 296,647 shares of Class B Common Stock validly tendered and not previously withdrawn in response to the Offer. As a result, Purchaser was the owner of 94% of the outstanding Class A Shares and 97% of the Class B Shares. Purchaser effected a short form merger of Purchaser with and into the Company on September 14, 1999.

            Schedule 13D          Item 5. Interest in Securities of the
                                          Issuer

            Schedule 14D-1        Item 6. Interest in Securities of the Subject
                                          Company

            As a result of the purchases pursuant to the Offer, the foregoing item is amended as follows:

         Name              Shares Beneficially Owned     Percentage of Class
         ----              -------------------------     -------------------
Concord Merger Corp.

                              2,039,849 (Class A)                94%

                              1,409,446 (Class B)                97%

            Schedule 13D          Item 7. Material to be filed as Exhibits.
            Schedule 14D-1        Item 11. Material to be filed as Exhibits.

            The foregoing items are supplemented as follows:

            Exhibit (a)(13)       Press release issued by the Company and
                                  Purchaser on September 13, 1999.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                 September 16, 1999
                                         -----------------------------------
                                                       (Date)
                                                CONCORD MERGER CORP.

                                         By:      /s/ Earl Kramer
                                         -----------------------------------
                                                    (Signature)


                                               Earl Kramer, President
                                         -----------------------------------
                                                  (Name and Title)


                                                /s/ Alvin Weinstein
                                         -----------------------------------
                                                  Alvin Weinstein


                                                 /s/ Joan Weinstein
                                         -----------------------------------
                                                   Joan Weinstein


                                                /s/ David Weinstein
                                         -----------------------------------
                                                  David Weinstein


                                                /s/ Peter Weinstein
                                         -----------------------------------
                                                  Peter Weinstein


                                               /s/ Jonathan Weinstein
                                         -----------------------------------
                                                 Jonathan Weinstein


                                                  /s/ Earl Kramer
                                         -----------------------------------
                                                    Earl Kramer